UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2 billion barrels produced in the Tupi field

PETROBRAS **FINANCIAL PERFORMANCE**

3Q20

PETROBRAS

1

TABLE OF CONTENTS

Message from the CEO	3
Results Highlights	5
Consolidated Results	6
Net Revenues	6
Cost of Goods Sold	7
Operating Expenses	8
Adjusted EBITDA	9
Financial Results	10
Net Income	11
Special Items	12

CAPEX	14
Portfolio Management	16
Liquidity and Capital Resources	18
Debt	20
Results per Segment	21
Exploration and Production	21
Refining	23
Gas and Power	24
Reconciliation of Adjusted EBITDA	25
Financial Statements	26
Financial Information by Business Area	30
Glossary	39

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 3Q20 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

MESSAGE FROM THE CEO

The fast response to the global recession is starting to pay off. It is being underpinned by the acceleration of strategy execution led by stronger integration of corporate and operational areas and the dedicated efforts of agile teams.

Despite the constraints posed by the pandemic and the uncertain environment, our operational and financial performance improved significantly as shown by the rise in oil and natural gas production, capacity utilization of our refineries and the strong cash flow generation.

In the first nine months of the year (9M20) our free cash flow reached US$16.4 billion and free cash to equity US$6.8 billion. Strong performance allowed us to reduce gross debt to US$79.6 billion as of Sept. 30, 2020 from US$87.1 billion as of Dec. 30, 2019. This is lower than our previous goal of keeping the same debt level of last year given the hostile scenario.

Over the last 21 months we were able to redeem US$31.3 billion of debt - about US$1.5 billion per month - which is key to our company as it contributes to derisk the balance sheet, to strengthen its resiliency to cashflow volatility and to free resources to be invested in our world-class assets.

Our adjusted cash holdings were reduced to US$13.4 billion in 3Q20. There is room for additional cutbacks given the availability of more than US$8 billion of revolving credit lines and the importance of efficient capital allocation.

Pre-salt output increased 32% in 9M20 compared to 9M19, reaching 70% of our oil production in Brazil. The three best performers among Buzios wells produced more oil than all our E&P onshore and shallow water fields in Brazil in September (164 kbpd against 123 kbpd).

We approved the acquisition of P-71 from Tupi consortium to be used in Itapu field (100% Petrobras). This acquisition will enable us to anticipate first oil of this field in 1 year, with an important contribution to the increase of the pre-salt production. Yet, Petrobras and its partners at BMS-11, former owners of P-71, agreed to set up an updated development plan for Tupi that will seek to improve the field’s recovery factor with greater capital efficiency.

Total lifting costs dropped to US$4.5 per boe from US$7.9 in 3Q19. About 60% of the decline was due to cost cutting, efficiency gains, increase in production and active portfolio management, while the remainder was caused by the BRL depreciation against the USD. Pre-salt lifting cost was US$2.3 per boe, which suggests its low oil breakeven price.

In addition to its outstanding performance, the pre-salt exploration – a combination of natural resources, the work of our best-in class engineers, geologists and technicians, and advanced technology – contributes to reduce greenhouse gas emissions.

In this quarter we celebrated a major achievement of our oil and gas E&P. The Tupi field, a world-class asset and still our largest oil field, reached the impressive mark of two billion barrels of oil and gas produced since the first oil.

As previously announced, we have submitted our project portfolio to a stress test. Given the scarcity of capital and the need to reduce debt to US$60 billion, projects must compete for funding. Only those resilient to an average price of US$35/boe were approved.

As a consequence, our capex numbers for the next few years will be lower. Our goal is to maximize value, not to maximize production.

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The stronger integration with transportation, inventory management, marketing and sales has allowed higher levels of capacity utilization of our refineries, above 80%, simultaneously with lower inventories of oil and fuels.

Optimization of inventory management, with the help of digital transformation, has been part of our initiatives to reduce costs and improve capital allocation, as we believe that there is a lot of value to be unlocked.

Production and sales of diesel S-10, with low-sulphur content, have been booming consistently with our focus on using technology to launch environmental-friendly fuels.

Our renewable diesel, based on hydrotreated vegetable oil, and our proprietary technology HBIO, is waiting for authorization from Brazilian authorities. It is superior to the biodiesel currently consumed in Brazil both in terms of GHG emissions and vehicle engine performance.

Together with our partners, Shell, Galp and Repsol, we signed agreements involving the integrated system for transportation and the integrated system for processing related to the subsea gas pipelines linking pre-salt fields to gas processing plants in the coast of Rio de Janeiro (Cabiunas and Itaborai) and São Paulo (Caraguatatuba). The integration will add flexibility and productivity. For sure, it is a true milestone for the opening of Brazil´s natural gas market to competition.

To support digital transformation we inaugurated this month a center for excellence of artificial intelligence and analytics.

Operation safety is a key priority for Petrobras. TRI, the rate of reported injuries per million of man hours, continues on the downward trend, reaching 0.60 in 9M20, a benchmark for the global oil industry.

The divestment program slowed due to the covid-19 pandemic, with transactions bringing only US$ 1.0 billion in 9M20. However, it remains alive and very active. There are 10 signed transactions to be closed, 32 projects on binding phase and 7 projects in the initial phase of the divestment process.

To improve the governance of our ESG agenda and to narrow our focus we are creating a climate change department. It will report to the executive director of institutional relations and sustainability, who already has among his responsibilities the departments for social responsibility and health and safety.

We approved a change in our dividend policy, aiming to increase flexibility by giving the company the option to distribute dividends even with accounting losses in a given year, as long as the net debt has reduced over the last twelve months, being such distribution limited to the amount of such reduction.

We are very proud of our team and happy with the company´s performance during such difficult times for the oil and gas industry and the global economy. However, I would like to observe that complacency may be a major enemy of a company.

Sometimes, companies react to recessions, improve, and then become complacent with costs and efficiency. As an outcome, they end up more vulnerable than in the period prior to the recession.

We may have won just a battle, but there are many difficult challenges ahead of us. We must remain on the same path, accelerating strategy execution always aiming to be the best.

Roberto Castello Branco

Chief Executive Officer

4

Main Items *

Table 1 – Main items

						Variation (%)
US$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Sales revenues	13,148	9,481	19,416	39,772	56,721	38.7	(32.3)	(29.9)
Gross profit	6,280	3,417	7,561	16,961	21,853	83.8	(16.9)	(22.4)
Operating expenses	(2,751)	(1,416)	(4,069)	(19,858)	(4,885)	94.3	(32.4)	306.5
Consolidated net income (loss) attributable to the shareholders of Petrobras	(236)	(417)	2,289	(10,368)	8,170	(43.4)	−	−
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	633	(2,536)	2,513	(2,635)	6,150	−	(74.8)	−
Net cash provided by operating activities	8,584	5,457	8,270	21,818	18,206	57.3	3.8	19.8
Free cash flow	7,468	3,012	6,480	16,391	12,784	147.9	15.2	28.2
Adjusted EBITDA	6,214	4,785	8,209	19,580	23,829	29.9	(24.3)	(17.8)
Recurring adjusted EBITDA *	6,925	3,375	8,851	18,750	25,045	105.2	(21.8)	(25.1)
Gross debt (US$ million)	79,588	91,227	89,901	79,588	89,901	(12.8)	(11.5)	(11.5)
Net debt (US$ million)	66,218	71,222	75,419	66,218	75,419	(7.0)	(12.2)	(12.2)
Net debt/LTM Adjusted EBITDA ratio	2.33	2.34	2.40	2.33	2.40	(0.4)	(2.9)	(2.9)
Average commercial selling rate for U.S. dollar	5.38	5.39	3.97	5.08	3.89	(0.2)	35.5	30.6
Brent crude (US$/bbl)	43.00	29.20	61.94	40.82	64.65	47.3	(30.6)	(36.9)
Domestic basic oil by-products price (US$/bbl)	47.97	36.79	73.05	50.20	75.06	30.4	(34.3)	(33.1)
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.60	0.75	-	-	(20.0)

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

5

Consolidated Results

Net Revenues

Table 2 – Net revenues by products

						Variation (%)
US$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Diesel	3,642	2,513	6,030	10,241	17,398	44.9	(39.6)	(41.1)
Gasoline	1,705	914	2,346	4,518	7,291	86.5	(27.3)	(38.0)
Liquefied petroleum gas (LPG)	854	705	1,075	2,461	3,175	21.1	(20.6)	(22.5)
Jet fuel	187	76	928	1,113	2,852	146.1	(79.8)	(61.0)
Naphtha	434	258	352	1,364	1,247	68.2	23.3	9.4
Fuel oil (including bunker fuel)	152	122	227	540	772	24.6	(33.0)	(30.1)
Other oil by-products	722	501	915	1,915	2,582	44.1	(21.1)	(25.8)
Subtotal Oil By-Products	7,696	5,089	11,873	22,152	35,317	51.2	(35.2)	(37.3)
Natural gas	752	729	1,501	2,692	4,434	3.2	(49.9)	(39.3)
Renewables and nitrogen products	13	6	61	45	202	116.7	(78.7)	(77.7)
Revenues from non-exercised rights	134	143	174	368	508	(6.3)	(23.0)	(27.6)
Electricity	94	80	275	466	934	17.5	(65.8)	(50.1)
Services, agency and others	208	227	199	594	706	(8.4)	4.5	(15.9)
Total domestic market	8,897	6,274	14,083	26,317	42,101	41.8	(36.8)	(37.5)
Exports	3,889	2,799	4,856	12,308	12,650	38.9	(19.9)	(2.7)
Sales abroad	362	408	477	1,147	1,970	(11.3)	(24.1)	(41.8)
Total foreign market	4,251	3,207	5,333	13,455	14,620	32.6	(20.3)	(8.0)
Total	13,148	9,481	19,416	39,772	56,721	38.7	(32.3)	(29.9)

The 3Q20 results were marked by the recovery of oil by-products demand in Brazil (18% QoQ growth in sales volumes), which, alongside the increase in our market share, the continued high level of exports and the 47% growth in Brent oil prices, resulted in a 38.7% increase in net revenues when compared to 2Q20.

The recovery in diesel and gasoline sales stand out. These products were heavily affected by COVID-19 in 2Q20 and their quarterly recovery was the strongest across our portfolio, both in terms of volumes and prices. As for diesel, the crop season in Brazil also contributed to its solid performance in the quarter. Exports revenues also increased substantially, tracking Brent oil prices.

It is also worth mentioning that the strong sales revenues were enabled by higher oil production, higher utilization factor of our refineries and crude inventory drawdown. We ended the quarter with ongoing crude oil exports of 25 MMbbl.

In terms of revenue breakdown in the domestic market, diesel and gasoline continued to be the main products, accounting, together, for 69% of the domestic oil by-products sales revenues.

6

Crude oil exports to China returned to pre-COVID levels, with the pick-up in demand in other markets. In 3Q20, we had the following distribution of export destinations:

Table 3 – Crude oil exports

Country	3Q20	2Q20	9M20
China	62%	87%	66%
Spain	9%	3%	6%
Chile	5%	4%	6%
Portugal	5%	1%	3%
United States	5%	0%	3%
Netherlands	3%	1%	3%
Índia	3%	0%	4%
Indonesia	3%	0%	1%
Others	5%	4%	8%

Table 4 – Oil by-products exports

Country	3Q20	2Q20	9M20
Singapore	65%	49%	56%
USA	23%	35%	26%
Aruba	5%	0%	1%
Netherlands	0%	7%	4%
Others	7%	9%	13%

Cost of Goods Sold Table 5 – Cost of goods sold

						Variation (%)
US$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Brazilian operations	(6,665)	(5,758)	(11,494)	(22,040)	(33,155)	15.8	(42.0)	(33.5)
Acquisitions	(1,175)	(1,167)	(3,425)	(4,507)	(9,687)	0.7	(65.7)	(53.5)
Crude oil imports	(656)	(693)	(1,445)	(2,605)	(4,139)	(5.3)	(54.6)	(37.1)
Oil by-product imports	(318)	(329)	(1,144)	(1,166)	(3,160)	(3.3)	(72.2)	(63.1)
Natural gas imports	(201)	(145)	(836)	(736)	(2,388)	38.6	(76.0)	(69.2)
Production	(5,304)	(4,494)	(7,377)	(17,078)	(21,717)	18.0	(28.1)	(21.4)
Crude oil	(4,280)	(3,478)	(5,931)	(13,637)	(17,146)	23.1	(27.8)	(20.5)
Production taxes	(1,336)	(686)	(2,023)	(4,119)	(6,367)	94.8	(34.0)	(35.3)
Other costs	(2,944)	(2,792)	(3,908)	(9,518)	(10,779)	5.4	(24.7)	(11.7)
Oil by-products	(529)	(434)	(861)	(1,664)	(2,472)	21.9	(38.6)	(32.7)
Natural gas	(495)	(582)	(585)	(1,777)	(2,099)	(14.9)	(15.4)	(15.4)
Production taxes	(89)	(87)	(154)	(288)	(536)	2.3	(42.2)	(46.3)
Other costs	(406)	(495)	(431)	(1,489)	(1,563)	(18.0)	(5.8)	(4.7)
Services rendered, electricity, renewables, nitrogen products and others	(186)	(97)	(692)	(455)	(1,751)	91.8	(73.1)	(74.0)
Operations abroad	(203)	(306)	(361)	(771)	(1,713)	(33.7)	(43.8)	(55.0)
Total	(6,868)	(6,064)	(11,855)	(22,811)	(34,868)	13.3	(42.1)	(34.6)

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In spite of the 38.7% increase in quarterly sales revenues, cost of goods sold grew only 13% largely due to stable unit costs (except for production taxes, as explained below), higher volume of our crude oil in the sales mix and to the sale, in 3Q20, of inventories built at lower Brent oil prices in 2Q20 with an estimated positive impact of approximately US$ 0.4 billion.

The main variations were the 94.8% growth in production taxes - and in special participation taxes in particular, as a result of the increase in Brent oil prices along with the higher share of the more profitable pre-salt production – and the 38.6% increase in natural gas imports, as we had more Bolivian natural gas in the mix to meet the increased demand.

Operating Expenses

Table 6 – Operating expenses

						Variation (%)
US$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Selling, General and Administrative Expenses	(1,484)	(1,537)	(1,759)	(4,767)	(4,720)	(3.4)	(15.6)	1.0
Selling expenses	(1,175)	(1,246)	(1,252)	(3,756)	(3,090)	(5.7)	(6.2)	21.6
Materials, third-party services, freight, rent and other related costs	(999)	(1,057)	(1,048)	(3,211)	(2,474)	(5.5)	(4.7)	29.8
Depreciation, depletion and amortization	(160)	(128)	(137)	(411)	(415)	25.0	16.8	(1.0)
Allowance for expected credit losses	27	(21)	(9)	(3)	(36)	−	−	(91.7)
Employee compensation	(43)	(40)	(58)	(131)	(165)	7.5	(25.9)	(20.6)
General and administrative expenses	(309)	(291)	(507)	(1,011)	(1,630)	6.2	(39.1)	(38.0)
Employee compensation	(228)	(226)	(361)	(742)	(1,115)	0.9	(36.8)	(33.5)
Materials, third-party services, freight, rent and other related costs	(54)	(42)	(111)	(190)	(391)	28.6	(51.4)	(51.4)
Depreciation, depletion and amortization	(27)	(23)	(35)	(79)	(124)	17.4	(22.9)	(36.3)
Exploration costs	(268)	(65)	(70)	(437)	(344)	312.3	282.9	27.0
Research and development expenses	(92)	(68)	(146)	(255)	(430)	35.3	(37.0)	(40.7)
Other taxes	(398)	(245)	(141)	(761)	(300)	62.4	182.3	153.7
Impairment of assets	13	−	(607)	(13,358)	(627)	−	−	2030.5
Other income and expenses, net	(522)	499	(1,346)	(280)	1,536	−	(61.2)	−
Total	(2,751)	(1,416)	(4,069)	(19,858)	(4,885)	94.3	(32.4)	306.5

Selling expenses were down 5.7% in 3Q20, despite higher sales due to the reduction in international freight costs following the normalization of rates after the market turmoil in 2Q20, when ships were being used as storage facilities.

G&A expenses were 6.2% higher mainly due to the centralization of operational functions in corporate departments, which resulted in the internal reallocation of employees, consequently accounting their remuneration as expenses instead of costs.

Exploration costs increased mainly due to the write-off of Peroba’s signature bonus in the amount of US$ 148 million.

Other taxes rose due to the approval for the adhesion to tax amnesty programs in RJ and ES, through which we agreed to pay US$ 358 million to exclude a contingent liability of US$ 690 million and guarantee the agreed ICMS rate to be used in the future.

There were other expenses of US$ 522 million in 3Q20 as opposed to other revenues of US$ 499 million in 2Q20 due to the absence of positive events that helped the previous quarter such as the exclusion in of VAT tax (ICMS)

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from the calculation basis of the PIS/COFINS and the gain in the equalization related to the individualization agreement of the Tupi area and Sepia and Atapu fields. On the other hand, in 3Q20 there were higher gains with divestments mainly due to the Pampo and Enchova clusters sale (US$ 0.4 billion) and lower expenses of US$ 418 million (vs. US$ 1.8 billion in 2Q20) with: (i) unscheduled stoppages in refineries, due to COVID impacts in 2Q20, (ii) voluntary dismissal program as we had less employees enrolling in the program in 3Q20, and (iii) commodities and crude oil export hedges. Presently, we are no longer hedging our exports as markets have stabilized and the last cargoes hedged were delivered in August. Nonetheless, we can resume this practice if we deem necessary.

Adjusted EBITDA

In 3Q20, adjusted EBITDA increased 30% when compared to 2Q20, reaching US$ 6.2 billion. This result was mainly due to the increase in Brent oil prices and sales volumes, partially offset by lower crack spreads in oil by-products, mainly diesel, fuel oil, LPG and gasoline, driven by the high level of global inventories.

Also contributed to this result lower expenses with stoppages, lower provisions for the voluntary dismissal plans and lower hedging expenses. On the other hand, there were higher exploration expenses mainly due to the write-off of the Peroba block and higher taxes due to the approval for the adhesion to tax amnesty programs.

3Q20 adjusted EBITDA would have been even better when compared to 2Q20, excluding the positive effects in 2Q20 related to the: (i) exclusion of VAT tax (ICMS) from the calculation basis of the PIS/COFINS and (ii) equalization related to the individualization agreement of the Tupi area and Sepia and Atapu fields (please see the explanation for recurring adjusted EBITDA and special items on the pages below).

The E&P Adjusted EBITDA/boe increased 45% in 3Q20 in relation to 2Q20 is mainly due to the hike in Brent oil prices.

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Refining Adjusted EBITDA/bbl in 3Q20 increase reflecting the positive turnover effect when compared to 2Q20, as a result of higher Brent oil prices and lower operating expenses, due to the absence of unscheduled maintenance stoppages at refineries, lower provision for voluntary dismissal plan and lower legal expenses.

Financial results

Table 7 – Financial results

						Variation (%)
US$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Finance income	124	108	339	406	928	14.8	(63.4)	(56.3)
Income from investments and marketable securities (Government Bonds)	47	52	160	166	399	(9.6)	(70.6)	(58.4)
Discount and premium on repurchase of debt securities	1	−	2	2	5	−	(50.0)	(60.0)
Gains from signed agreements (electric sector)	−	−	(1)	−	79	−	−	−
Other income, net	76	56	178	238	445	35.7	(57.3)	(46.5)
Finance expenses	(1,814)	(1,134)	(2,425)	(4,570)	(5,793)	60.0	(25.2)	(21.1)
Interest on finance debt	(971)	(846)	(1,284)	(2,825)	(3,831)	14.8	(24.4)	(26.3)
Unwinding of discount on lease liabilities	(342)	(310)	(369)	(994)	(1,154)	10.3	(7.3)	(13.9)
Discount and premium on repurchase of debt securities	(521)	(2)	(665)	(783)	(850)	25950.0	(21.7)	(7.9)
Capitalized borrowing costs	213	215	314	707	1,007	(0.9)	(32.2)	(29.8)
Unwinding of discount on the provision for decommissioning costs	(147)	(160)	(194)	(499)	(605)	(8.1)	(24.2)	(17.5)
Other finance expenses and income, net	(46)	(31)	(227)	(176)	(360)	48.4	(79.7)	(51.1)
Foreign exchange gains (losses) and indexation charges	(2,496)	(1,231)	(654)	(6,830)	(2,297)	102.8	281.7	197.3
Foreign exchange gains (losses)	(1,351)	(2,009)	6	(5,127)	(215)	(32.8)	−	2284.7
Reclassification of hedge accounting to the Statement of Income	(1,143)	(1,043)	(746)	(3,586)	(2,240)	9.6	53.2	60.1
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	1,780	−	1,780	−	−	−	−
Other foreign exchange gains (losses) and indexation charges, net	(2)	41	86	103	158	−	−	(34.8)
Total	(4,186)	(2,257)	(2,740)	(10,994)	(7,162)	85.5	52.8	53.5

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The financial results were worse in 3Q20 mainly due the absence of the positive effect related to the monetary adjustment of US$ 1.8 billion over the exclusion of the VAT tax from the calculation basis of the PIS/COFINS that occurred in 2Q20. Excluding this factor, financial results would have been in line with the previous quarter as the higher premium paid on the repurchase of bonds, because of the lower risk perception, and higher interest expenses, were offset by lower foreign exchange losses. It is worth mentioning that, although lower than 2Q20, foreign exchange losses are still high due to the level of FX exposure of US$ 42.8 billion and the depreciation of the real against the dollar of 2.9% in the period.

Net income (loss) attributable to Petrobras’ shareholders

We recorded a net loss of US$ 236 million in 3Q20, as the gains with higher sales volumes of oil and oil by-products and higher Brent oil prices were more than offset by financial expenses, which were influenced by premiums paid on the repurchase of bonds.

Relative to 2Q20, this quarter result was slightly better as the operational improvements and income tax gains exceeded the positive effect on 2Q20 of the VAT tax exclusion from the calculation basis of the PIS/COFINS.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

In 3Q20 several non-recurring items negatively impacted results. We highlight the approval for the adherence to the tax amnesty programs affecting both net income and adjusted EBITDA and the premium paid on the repurchase of bonds, which affected only net income. Excluding the non-recurring items we would have had a net income of US$ 633 million and an adjusted EBITDA of US$ 6.9 billion.

11

Special Items

Table 8 – Special items

						Variation (%)
US$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Net income	(257)	(437)	2,228	(10,669)	8,288	(41.2)	−	−
Nonrecurring items	(1,182)	3,198	378	(11,629)	4,289	−	−	−
Nonrecurring items that do not affect Adjusted EBITDA	(471)	1,788	1,020	(12,459)	5,505	−	−	−
Impairment of assets and investments	(113)	1	(606)	(13,535)	(629)	−	(81.4)	2051.8
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(43)	−	−	(43)	(34)	−	−	26.5
Gains and losses on disposal / write-offs of assets	218	9	(163)	133	5,425	2322.2	−	(97.5)
Gains on BR Distribuidora follow on	−	−	3,515	−	3,515	−	−	−
Foreign exchange gains or losses on provisions for legal proceedings	−	−	(141)	−	(120)	−	−	−
Agreements signed for the electricity sector *	−	−	(1)	−	79	−	−	−
Discount related to prepayment of receivables from electricity sector	−	−	(128)	−	(128)	−	−	−
Write-off of deferred tax assets	−	−	(792)	−	(1,758)	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	1,780	−	1,780	−	−	−	−
Discount and premium on repurchase of debt securities	(520)	(2)	(664)	(781)	(845)	25900.0	(21.7)	(7.6)
Financial updating on state amnesty programs	(13)	−	−	(13)	−	−	−	−
Other nonrecurring items	(711)	1,410	(642)	830	(1,216)	−	10.7	−
PDV	(78)	(903)	(68)	(1,022)	(154)	(91.4)	14.7	563.6
Careers and remuneration plan	−	−	−	−	(2)	−	−	−
Amounts recovered from Lava Jato investigation	16	64	112	101	191	(75.0)	(85.7)	(47.1)
Gains / (losses) on decommissioning of returned/abandoned areas	(16)	(2)	(1)	(18)	(1)	700.0	1500.0	1700.0
State amnesty programs	(358)	−	−	(358)	−	−	−	−
Expected credit losses related to the electricity sector	−	−	1	−	(17)	−	−	−
Gains / (losses) related to legal proceedings	(139)	35	(719)	24	(1,257)	−	(80.7)	−
Equalization of expenses - Production Individualization Agreements	(136)	822	33	709	24	−	−	2854.2
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	(83)	−	(83)	−	−	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	−	1,477	−	1,477	−	−	−	−
Net effect of nonrecurring items on IR/ CSLL	313	(1,078)	(601)	3,899	(2,271)	−	−	−
Recurring net income	612	(2,557)	2,451	(2,937)	6,267	−	(75.0)	−
Shareholders of Petrobras	633	(2,536)	2,513	(2,635)	6,150	−	(74.8)	−
Non-controlling interests	(21)	(21)	(62)	(302)	117	−	(66.1)	−
12

Adjusted EBITDA	6,214	4,785	8,209	19,580	23,829	29.9	(24.3)	(17.8)
Nonrecurring items	(711)	1,410	(642)	830	(1,216)	−	10.7	−
Recurring Adjusted EBITDA	6,925	3,375	8,851	18,750	25,045	105.2	(21.8)	(25.1)

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant. In 4Q19, the write-off of deferred tax assets and goodwill / negative goodwill on debt securities repurchases were classified as non-recurring items, resulting in reclassifications in the comparative period results.

13

Capex

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics, costs with research and development and pre-operating costs.

Table 9 – Capex

						Variation %
Investments (US$ million)	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Exploration and Production	1,290	1,609	1,912	5,038	6,003	(19.9)	(32.6)	(16.1)
Refining	183	239	457	593	1,013	(23.6)	(60.1)	(41.5)
Gas and Power	131	53	167	269	324	148.1	(21.3)	(16.9)
Others	35	35	76	102	217	(0.6)	(54.2)	(52.8)
Total	1,638	1,937	2,612	6,003	7,556	(15.4)	(37.3)	(20.6)

In 3Q20, investments amounted US$ 1.6 billion, 15% below 2Q20, due to the adjustments made in the wake of the COVID-19 pandemic. Growth investments represented more than 65% of total investments.

In 3Q20, we revised our E&P portfolio in light of the new price assumptions disclosed in May. This resulted in a new 5-year capex (2021-2025) range of US$ 40 to 50 billion, as opposed to the US$ 64 billion of the 2020-2024 Strategic Plan, with the main capex reductions in exploratory and non-pre-salt assets, some of those to be divested. The revision considered the following: (i) focus on deleveraging, reaching the gross debt target of US$ 60 billion in 2022; (ii) focus on resilience, prioritizing projects with Brent oil price breakeven of not more than US$ 35/barrel and aligned to the company's strategy and; (iii) revision of the entire investment and divestment portfolios.

Growth investments are those with the main objective of increasing the capacity of existing assets, implementing new production systems up to the full ramp up, disposal and storage assets, increasing efficiency or profitability of the asset and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2018, exploratory investments, and investments in R&D.

In the last 3 years, 8 owned units and 1 chartered started production (P67, P-68, P-69, P-70, P-74, P-75, P-76, P-77 and Tartaruga Verde), contributing with 1.2MM bpd of production capacity. In the coming years we plan to invest in another 12 units as detailed below (8 under construction and 4 under procurement), achieving the impressive mark of 21 systems until 2025.

-4 in Buzios - 2 chartered and 2 owned

-3 in Mero- chartered

-1 in Sepia - chartered

-1 in Integrated Parque das Baleias - chartered

-1 in Itapu - owned

-2 in Marlim – chartered

Investments in maintenance (sustaining), on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. Sustaining investments encompass investments in safety and reliability of installations, substitute well projects, complementary development, adding new

14

wells after the full ramp up of the systems to keep production levels, remaining investments in systems that entered before 2018, scheduled shutdowns and revitalizations (without new systems), 4D seismic, health and safety projects, line changes, infrastructure operational and ICT.

In 3Q20, investments in the Exploration and Production segment totaled US$ 1.3 billion, with approximately 75% related to growth. The investments were mainly concentrated: (i) in the development of production in ultra-deep waters of the Santos Basin pre-salt (US$ 0.7 billion); (ii) development of new projects in deep waters (US$ 0.2 billion) and (iii) exploratory investments (US$ 0.1 billion).

In the Refining segment, investments totaled US$ 0.2 billion in 3Q20, approximately 51% of which were investments in growth. Investments in the Gas and Power segment totaled US$ 0.1 billion in 3Q20, of which approximately 88% are investments in growth.

The following table presents the main information on the new oil and gas production systems.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX Petrobras US$ bi²	Petrobras Share	Status
FPSO Carioca (Chartered unit) Sépia 1	2021	180,000	0.65	3.1	97.6%	Project in phase of execution with production system with more than 90% of progress. 9 wells drilled and 5 completed
FPSO Guanabara (Chartered unit) Mero 1	2021	180,000	0.21	1.1	40.0%	Project in phase of execution with production system with more than 90% of progress. 7 wells drilled and 3 completed
FPSO Alm. Barroso (Chartered unit) Búzios 5	2022	150,000	0.28	3.0	100%¹	Project in phase of execution with production system with more than 47% of progress. 3 wells drilled and 1 completed.
FPSO Anita Garibaldi (Chartered unit) Marlim 1	2022	80,000	0.08	2.3	100%	Project in phase of execution with production system with more than 34% of progress. 1 well drilled and 1 completed
FPSO Anna Nery (Chartered unit) Marlim 2	2023	70,000	0.02	1.8	100%	Project in phase of execution with production system with more than 30% of progress.
FPSO Sepetiba (Chartered unit) Mero 2	2023	180,000	0.02	1.1	40%	Project in phase of execution with production system with more than 52% of progress. 4 wells drilled and 2 completed
FPSO Marechal Duque de Caxias (Chartered unit) Mero 3	2024	180,000	0.02	1.1	40%	Project in phase of execution, letter of intent signed for charter of the platform in August 2020. 3 wells drilled and 1 completed

* Petrobras signed a term of commitment to buy P-71 to be used in Itapu field. This unit, which is not in the table, has a production capacity of 150 kbpd

¹ Will change after the co-participation agreement

²Total Capex and schedule under revision due to the COVID-19 and Resilience Plan impacts.

15

Portfolio Management

Improvements in capital allocation are being implemented through portfolio management, with divestments of assets with lower returns on capital employed.

In 1Q20, we concluded the sale of PO&G BV and signed the sale of the Tucano Sul cluster (onshore field in Bahia). In 2Q20, we concluded the sale of Macau cluster (onshore fields in Rio Grande do Norte). In 3Q20, we concluded the sale of the remaining 10% stake in TAG, Pampo and Enchova clusters (shallow water fields in Rio de Janeiro), Ponta do Mel and Redonda cluster (onshore fields in Rio Grande do Norte), Lagoa Parda cluster (onshore fields in Espírito Santo) and we also signed the contract for the sale of the Pescada cluster (shallow water fields in Rio Grande do Norte), Cricaré cluster (onshore fields in Espírito Santo), Rio Ventura and Fazenda Belém clusters (onshore fields in Bahia). In 4Q20, until October 25h, 2020, we had already signed the contract for the sale of PUDSA (assets in Uruguay). These transactions resulted in a cash inflow of US$ 1.036 billion in 2020, as shown in the table below:

Table 11 – Amount received in 2020 and respective transaction amounts

Asset	Amounts received in 2020 (US$ million)	Transaction amount (US$ million)
PO&G BV (Signed in 2018)[1]	301	1.530
Tucano Sul Cluster[3]	0.6	3.01
Macau Cluster[2]	125	191
Pescada Arabaiana Cluster[3]	0.3	1.5
Pampo and Enchova Clusters[2]	365	419
TAG[3]	0.2	7.2
Ponta do Mel e Redonda[3]	205	205
Cricaré Cluster[3]	11	155
Fazenda Belém Cluster[3]	8.8	35.2
Rio Ventura Cluster[3]	3.8	94.2
Lagoa Parda Cluster[2]	9.4	10.8
PUDSA (Assets in Uruguai)[3]	6.17	61.7
Total amount	1.036.3	2.713.5

¹Transaction signed in 2018

² Transaction signed in 2019

³ Transaction signed in 2020

In addition, we have the following divestments in our portfolio, as well as several other projects, approved in the Strategic Plan 2020-2024, undergoing structuring phase and some with teasers to be launched soon.

16

Table 12 - Assets in divestment process

Teaser / Non-binding phase	Binding phase
ANSA	Refineries (RNEST, RLAM, REPAR, REFAP, REGAP, REMAN, LUBNOR e SIX)
Oil and Gas Thermoelectric Plants	Colombia assets
Albacora and Albacora Leste fields (RJ)	Mangue Seco Wind Farms 1, 2, 3 and 4
Onshore and shallow water fields (RN)	Gaspetro
Onshore fields (ES and SE)	NTS (10%)
PBIO
Oil and Gas Thermoelectric Plants
Exploration block (Tayrona) Colombia
Papa Terra field
Onshore and shallow water fields (AL)
Onshore fields (AM, BA, CE and SE)
Shallow water fields (BA, CE, ES, RJ and SP)
Deep water fields (SE and ES)
UFN-III

Petrobras reinforces the importance of portfolio management focusing on core assets, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

17

Liquidity and Capital Resources[1]

Table 13 – Liquidity and capital resources

US$ million	3Q20	2Q20	3Q19	9M20	9M19
Adjusted cash and cash equivalents at the beginning of period	20,005	16,106	17,847	8,260	14,982
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(535)	(638)	(641)	(883)	(1,083)
Cash and cash equivalents at the beginning of period	19,470	15,468	17,206	7,377	13,899
Net cash provided by (used in) operating activities	8,584	5,457	8,270	21,818	18,206
Net cash provided by operating activities from continuing operations	8,584	5,457	8,203	21,818	17,883
Discontinued operations – net cash provided by operating activities	−	−	67	−	323
Net cash provided by (used in) investing activities	(565)	(2,147)	(643)	(4,193)	6,076
Net cash provided by (used in) investing activities from continuing operations	(565)	(2,147)	(2,506)	(4,193)	4,264
Acquisition of PP&E, intangibles assets and investments in investees	(1,116)	(2,445)	(1,790)	(5,427)	(5,422)
Proceeds from disposal of assets - Divestment	604	153	(1)	1,038	9,110
Dividends received	97	60	20	201	836
Divestment (Investment) in marketable securities	(150)	85	(735)	(5)	(260)
Discontinued operations – net cash provided by investing activities	−	−	1,863	−	1,812
(=) Net cash provided by operating and investing activities	8,019	3,310	7,627	17,625	24,282
Net cash provided by (used) in financing activities from continuing operations	(14,683)	699	(12,178)	(11,852)	(25,182)
Net financings	(13,236)	2,175	(10,544)	(6,359)	(20,125)
Proceeds from financing	101	5,623	4	15,897	4,729
Repayments	(13,337)	(3,448)	(10,548)	(22,256)	(24,854)
Repayment of lease liability	(1,400)	(1,448)	(1,384)	(4,371)	(3,622)
Dividends paid to shareholders of Petrobras	−	−	(298)	(1,020)	(1,304)
Dividends paid to non-controlling interest	(8)	(22)	(3)	(38)	(89)
Investments by non-controlling interest	(39)	(6)	51	(64)	(42)
Discontinued operations – net cash used in financing activities	−	−	(13)	−	(508)
Net cash provided by (used) in financing activities	(14,683)	699	(12,191)	(11,852)	(25,690)
Effect of exchange rate changes on cash and cash equivalents	(102)	(7)	537	(446)	688
Cash and cash equivalents at the end of period	12,704	19,470	13,179	12,704	13,179
Government bonds and time deposits with maturities of more than 3 months at the end of period *	666	535	1,303	666	1,303
Adjusted cash and cash equivalents at the end of period	13,370	20,005	14,482	13,370	14,482

Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	8,584	5,457	8,270	21,818	18,206
Acquisition of PP&E, intangibles assets and investments in investees	(1,116)	(2,445)	(1,790)	(5,427)	(5,422)
Free cash flow	7,468	3,012	6,480	16,391	12,784

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

18

As of September 30th, 2020, cash and cash equivalents were US$ 12.7 billion and adjusted cash and cash equivalents totaled US$ 13.4 billion.

In 3Q20, net cash provided by operating activities reached US$ 8.6 billion and we had a positive free cash flow of US$ 7.5 billion, reflecting the improvements in operating income and in working capital, mainly due to the use of tax credit and the increase sales of oil by-product, which have a shorter payment term than exports. This level of cash generation, alongside cash inflows from divestments of US$ 604 million and cash and cash equivalents, were used: (i) to prepay debt and amortize principal and interest due in the period (US$ 13.3 billion) and (iii) to amortize lease liabilities (US$ 1.4 billion), reducing gross debt to US$ 79.6 billion. In addition, capex was US$ 1.1 billion.

In the period from July to September 2020, the company settled several loans and financial debts, amounting to US$ 13.3 billion, notably: (i) prepayment of banking loans in the domestic and international market totaling US$ 94 million and (ii) US$ 4.0 billion on the repurchase of global bonds previously issued by the Company, with additional net premium paid to bondholders of US$ 518 million ; (iii) prepayment of its international revolving credit lines, in the amount of US$ 7.6 billion.

19

Debt

Our resilience initiatives and solid cash generation had significant results in 3Q20. Gross debt reduced from US$ 91.2 billion to US$ 79.6 billion, lower than the level before the adoption of IFRS16, even including the impact of the leases. Thus, amid of a very severe crisis, we have already exceeded the US$ 87 billion gross debt target goal for year-end 2020. In addition, liability management helped increase the average maturity from 10.12 years to 11.19 years. In 3Q20, the average cost of debt increased to 5.8% p.a. from 5.6% p.a. in2Q20, reflecting the prepayment of the revolving credit lines abroad, which have a lower cost with a shorter maturity.

Gross debt fell US$ 11.6 billion, a reduction of 12.8% compared to June 30th, 2020, mainly due to repurchases in the capital market and prepayments in the banking market. Therefore, the gross debt/LTM adjusted EBITDA ratio decreased to 2.80x on September 30th, 2020 from 3.00x on June 30th, 2020.

Net debt reduced 7%, reaching US$ 66.2 billion. The net debt/LTM adjusted EBITDA ratio remained stable at 2.33x on June 30th, 2020.

In 3Q20, the company prepaid all its revolving credit facilities abroad that were withdrawn during the height of the COVID-19 crisis, in the amount of US$ 7.6 billion. Those resources are once again available for drawdowns, if necessary.

Table 14 – Debt indicators

Debt (US$ million)	09.30.2020	06.30.2020	Δ %	09.30.2019
Financial Debt	57,573	69,312	(16.9)	66,070
Capital Markets	32,553	36,563	(11.0)	34,815
Banking Market	19,878	27,287	(27.2)	25,249
Development banks	1,483	1,552	(4.4)	1,950
Export Credit Agencies	3,441	3,686	(6.6)	3,812
Others	218	224	(2.7)	244
Finance leases	22,015	21,915	0.5	23,831
Gross debt	79,588	91,227	(12.8)	89,901
Adjusted cash and cash equivalents	13,370	20,005	(33.2)	14,482
Net debt	66,218	71,222	(7.0)	75,419
Net Debt/(Net Debt + Market Cap) - Leverage	59%	57%	3.5	45%
Average interest rate (% p.a.)	5.8	5.6	3.6	5.9
Weighted average maturity of outstanding debt (years)	11.19	10.12	10.6	10.42
Net debt/LTM Adjusted EBITDA ratio	2.33	2.34	(0.4)	2.40
Gross debt/LTM Adjusted EBITDA ratio	2.80	3.00	(6.6)	2.86

20

Results by Segment

Exploration and Production[2]

Table 15 – E&P results

						Variation (%)
US$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Sales revenues	9,358	5,165	12,551	25,400	36,595	81.2	(25.4)	(30.6)
Gross profit	4,701	1,660	5,753	11,331	16,167	183.2	(18.3)	(29.9)
Operating expenses	(612)	149	(1,273)	(13,991)	(2,400)	−	(51.9)	483.0
Operating income (loss)	4,089	1,809	4,480	(2,660)	13,767	126.0	(8.7)	−
Net income (loss) attributable to the shareholders of Petrobras	2,707	1,187	2,979	(1,910)	9,184	128.1	(9.1)	−
Adjusted EBITDA of the segment	6,013	3,924	8,100	17,404	22,898	53.2	(25.8)	(24.0)
EBITDA margin of the segment (%)	64	75	65	68	63	(11.2)	(0.4)	5.5
Average Brent crude (US$/bbl)	43.00	29.20	61.94	40.82	64.65	47.3	(30.6)	(36.9)
Sales price - Brazil
Crude oil (US$/bbl)	42.30	23.98	58.10	38.90	60.58	76.4	(27.2)	(35.8)
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	4.54	4.94	7.90	5.12	8.24	(8.1)	(42.5)	(37.9)
excluding production taxes	6.09	6.59	9.67	6.72	10.16	(7.6)	(37.1)	(33.8)
Onshore
with leases	11.87	13.41	18.19	14.02	19.36	(11.5)	(34.8)	(27.6)
excluding leases	11.87	13.41	18.19	14.02	19.36	(11.5)	(34.8)	(27.6)
Shallow waters
with leases	18.53	20.28	30.56	23.84	30.98	(8.6)	(39.3)	(23.0)
excluding leases	13.74	15.86	28.58	19.96	29.00	(13.3)	(51.9)	(31.2)
Deep and ultra-deep post-salt
with leases	10.26	10.23	14.21	10.41	12.96	0.3	(27.8)	(19.7)
excluding leases	8.70	8.74	12.48	8.86	11.14	(0.5)	(30.3)	(20.5)
Pre-salt
with leases	3.86	4.17	5.03	4.17	5.87	(7.4)	(23.2)	(28.9)
excluding leases	2.27	2.39	3.07	2.48	3.65	(4.9)	(25.9)	(32.2)
including production taxes and excluding leases	11.21	8.91	17.73	11.01	19.79	25.8	(36.8)	(44.3)
including production taxes and leases	12.75	10.56	19.50	12.62	21.71	20.8	(34.6)	(41.9)
Production taxes - Brazil	1,582	933	2,298	4,396	8,194	69.6	(31.2)	(46.4)
Royalties	907	569	1,175	2,448	3,466	59.4	(22.8)	(29.4)
Special Participation	666	355	1,111	1,919	4,692	87.6	(40.1)	(59.1)
Retention of areas	9	9	12	29	36	−	(25.0)	(20.4)

In 3Q20 gross profit in E&P was US$ 4.7 billion, an increase of 183% when compared to 2Q20 due to higher Brent oil prices, lower spreads and higher volumes, partially offset by higher production taxes.

Operating profit was US$ 4.1 billion in 3Q20, 126% higher than 2Q20, reflecting the increase in gross profit and divestment gains, especially in the Pampo and Enchova clusters, partially offset by higher exploratory expenses, mainly as a result of the write-off of the Peroba block signature bonus and higher tax expenses due to the approval for the adhesion to tax amnesty programs in RJ and ES, through which we agreed to pay US$ 358 million to exclude a contingent liability of US$ 690 million.

In 3Q20, lifting cost without production taxes and without leases decreased by 8%, mainly due to the increase in production, as a result of the improvement in operational efficiency in pre-salt fields, and the start-up of P-70 at the end of June, along with the effect of the divestment in the Pampo and Enchova clusters.

21

In the pre-salt layer, we continued to observe a consistent path of falling unit costs, anchored by the stabilization of the new production systems, where we highlight the production platforms in Búzios, which have high productivity at competitive costs. In 3Q20, lifting cost decreased 5%, mainly due to the increase in production.

In the post-salt, lifting cost remained stable when compared to the previous quarter. In shallow water, there was a 13% decrease, mainly due to the impact of the divestment of the Pampo and Enchova clusters. Onshore lifting cost decreased by 11%, due to optimization measures in operating costs and lower well intervention activities.

Higher production taxes in 3Q20 are explained by the increase in Brent oil prices. This increase had a pronounced effect on special participation taxes, as a result of the higher share of the more profitable pre-salt (70% in 3Q20), with higher oil production.

* Leases refers to platform leasing

22

Refining

Table 16 – Refining results **

						Variation (%)
US$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Sales revenues	11,955	8,261	17,124	35,696	49,932	44.7	(30.2)	(28.5)
Gross profit	1,612	832	1,236	2,527	4,014	93.8	30.4	(37.0)
Operating expenses	(856)	(1,304)	(973)	(3,074)	(2,772)	(34.4)	(12.0)	10.9
Operating Income (Loss)	756	(472)	263	(547)	1,242	−	187.5	−
Net income (loss) attributable to the shareholders of Petrobras	403	(566)	121	(865)	913	−	233.1	−
Adjusted EBITDA of the segment	1,291	27	938	1,111	3,412	4681.5	37.6	(67.4)
EBITDA margin of the segment (%)	11	−	5	3	7	10.6	5.3	(3.6)
Refining cost (US$ / barrel) - Brazil	1.41	1.67	2.40	1.78	2.52	(15.6)	(41.3)	(29.4)
Domestic basic oil by-products price (US$/bbl)	47.97	36.79	73.05	50.20	75.06	30.4	(34.3)	(33.1)

In 3Q20, gross profit in Refining was US$ 780 million higher than 2Q20 because of the increase in Brent oil prices, causing a positive inventory turnover effect, between quarters, of approximately US$ 1.58 billion (negative inventory turnover effect of US$ 0.46 billion in 2Q20 versus positive effect of US$ 1.12 billion in 3Q20).

Excluding the inventory turnover effect, gross profit would have been US$ 0.49 billion in the 3Q20 and US$ 1.3 billion in the 2Q20.

In 3Q20, there were lower margins for oil by-products in the domestic market, especially diesel and LPG, reflecting the reduction in international crack spreads. These were partially offset by the increase in sales volumes, mainly of diesel and gasoline, reflecting the recovery in demand and the increase in its market share to 78% and 79%, respectively (from 76% and 77% in 2Q20). There were also lower gains in crude oil and oil by-products exports, mainly fuel oil, the latter being a consequence of international margins trends.

On the other hand, there were lower operating expenses and lower spending on the consumption of natural gas in our refineries.

The increase in operating profit in 3Q20 reflects the higher gross profit and lower operating expenses due to the absence of unscheduled maintenance stoppages at our refineries, as well as lower provisions for the voluntary dismissal plans.

23

Gas and Power

Table 17 – G&P results

						Variation (%)
US$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Sales revenues	1,582	1,517	2,961	5,469	8,744	4.3	(46.6)	(37.5)
Gross profit	821	907	926	2,753	2,806	(9.5)	(11.3)	(1.9)
Operating expenses	(513)	(654)	(631)	(1,840)	3,779	(21.6)	(18.7)	−
Operating income (loss)	308	253	295	913	6,585	21.7	4.4	(86.1)
Net income (loss) attributable to the shareholders of Petrobras	244	169	198	627	4,336	44.4	23.2	(85.5)
Adjusted EBITDA of the segment	413	369	500	1,280	1,675	11.9	(17.4)	(23.6)
EBITDA margin of the segment (%)	26	24	17	23	19	2	9	4
Natural gas sales price - Brazil (US$/bbl)	28.79	33.70	45.57	34.96	47.66	(14.6)	(36.8)	(26.6)

In 3Q20, gross profit in the Gas and Power segment was US$ 821 million, a reduction of 9.5% when compared to 2Q20, as a result of lower margins in the non-thermoelectric segment due to the reduction in sales prices, partially offset by higher sales volumes of gas reflecting the industrial recovery and higher consumption of compressed natural gas following the relaxation of social distancing measures. There were also higher margins in the energy generation business due to the increase in spot prices.

In 3Q20, operating profit was US$ 55 million higher than in 2Q20, due to: (i) lower selling expenses in 3Q20, (ii) the reversal of the provision for losses (US$ 34 million) after an agreement to end disputes related to thermoelectric plants, (iii) the reversal of impairments in Fafen-BA, Fafen-SE (US$ 32 million) and in the power segment, and (iv) the provision, in 2Q20, for expenses (US$ 29 million) related to the voluntary dismissal programs.

24

1.               Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 18 - Reconciliation of Adjusted EBITDA

						Variation (%)
US$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Net income (loss) from continuing operations	(257)	(436)	(128)	(10,669)	5,728	(41.1)	100.8	−
Net finance income (expense)	4,186	2,257	2,740	10,994	7,162	85.5	52.8	53.5
Income taxes	(568)	(31)	992	(3,899)	4,441	1732.3	−	−
Depreciation, depletion and amortization	2,873	2,793	3,776	9,209	11,205	2.9	(23.9)	(17.8)
EBITDA	6,234	4,583	7,380	5,635	28,536	36.0	(15.5)	(80.3)
Results in equity-accounted investments	168	211	(112)	677	(363)	(20.4)	−	−
Impairment	(13)	−	607	13,358	627	−	−	2030.5
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	43	−	−	43	34	−	−	26.5
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control *	(218)	(9)	162	(133)	(5,426)	2322.2	−	(97.5)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	141	−	120	−	−	−
Adjusted EBITDA from continuing operations	6,214	4,785	8,178	19,580	23,528	29.9	(24.0)	(16.8)
Adjusted EBITDA from discontinued operations	−	−	31	−	301	−	−	−
Adjusted EBITDA	6,214	4,785	8,209	19,580	23,829	29.9	(24.3)	(17.8)
Adjusted EBITDA margin (%)	47	50	42	49	41	(3.0)	5.0	8.0

25

FINANCIAL STATEMENTS

Table 19 - Income Statement - Consolidated

US$ million	3Q20	2Q20	3Q19	9M20	9M19
Sales revenues	13,148	9,481	19,416	39,772	56,721
Cost of sales	(6,868)	(6,064)	(11,855)	(22,811)	(34,868)
Gross profit	6,280	3,417	7,561	16,961	21,853
Selling expenses	(1,175)	(1,246)	(1,252)	(3,756)	(3,090)
General and administrative expenses	(309)	(291)	(507)	(1,011)	(1,630)
Exploration costs	(268)	(65)	(70)	(437)	(344)
Research and development expenses	(92)	(68)	(146)	(255)	(430)
Other taxes	(398)	(245)	(141)	(761)	(300)
Impairment of assets	13	−	(607)	(13,358)	(627)
Other income and expenses	(522)	499	(1,346)	(280)	1,536
	(2,751)	(1,416)	(4,069)	(19,858)	(4,885)
Operating income (loss)	3,529	2,001	3,492	(2,897)	16,968
Finance income	124	108	339	406	928
Finance expenses	(1,814)	(1,134)	(2,425)	(4,570)	(5,793)
Foreign exchange gains (losses) and inflation indexation charges	(2,496)	(1,231)	(654)	(6,830)	(2,297)
Net finance income (expense)	(4,186)	(2,257)	(2,740)	(10,994)	(7,162)
Results in equity-accounted investments	(168)	(211)	112	(677)	363
Income (loss) before income taxes	(825)	(467)	864	(14,568)	10,169
Income taxes	568	31	(992)	3,899	(4,441)
Net income (loss) from continuing operations	(257)	(436)	(128)	(10,669)	5,728
Net income (loss) from discontinued operations	−	−	2,356	−	2,560
Net Income (Loss)	(257)	(436)	2,228	(10,669)	8,288
Net income (loss) attributable to:
Shareholders of Petrobras	(236)	(417)	2,289	(10,368)	8,170
Net income (loss) from continuing operations	(236)	(417)	(56)	(10,368)	5,679
Net income (loss) from discontinued operations	−	−	2,345	−	2,491
Non-controlling interests	(21)	(19)	(61)	(301)	118
Net income (loss) from continuing operations	(21)	(19)	(72)	(301)	49
Net income (loss) from discontinued operations	−	−	11	−	69

26

Table 20 - Statement of Financial Position – Consolidated

ASSETS - US$ million	09.30.2020	12.31.2019
Current assets	26,885	27,812
Cash and cash equivalents	12,700	7,372
Marketable securities	670	888
Trade and other receivables, net	2,288	3,762
Inventories	5,281	8,189
Recoverable taxes	4,229	3,544
Assets classified as held for sale	732	2,564
Other current assets	985	1,493

Non-current assets	144,270	201,928
Long-term receivables	22,729	17,691
Trade and other receivables, net	2,283	2,567
Marketable securities	39	58
Judicial deposits	6,681	8,236
Deferred taxes	9,902	1,388
Other tax assets	3,050	3,939
Advances to suppliers	142	326
Other non-current assets	632	1,177
Investments	3,035	5,499
Property, plant and equipment	104,748	159,265
Intangible assets	13,758	19,473

Total assets	171,155	229,740

LIABILITIES - US$ million	09.30.2020	12.31.2019
Current liabilities	24,945	28,816
Trade payables	4,333	5,601
Finance debt	6,698	4,469
Lease liability	5,423	5,737
Taxes payable	3,401	3,700
Dividends payable	356	1,558
Short-term benefits	1,881	1,645
Pension and medical benefits	680	887
Liabilities related to assets classified as held for sale	680	3,246
Other current liabilities	1,493	1,973
Non-current liabilities	101,825	126,709
Finance debt	50,875	58,791
Lease liability	16,592	18,124
Income taxes payable	337	504
Deferred taxes	139	1,760
Long-term benefits	323	38
Pension and medical benefits	16,978	25,607
Provision for legal and administrative proceedings	2,022	3,113
Provision for decommisioning costs	12,484	17,460
Other non-current liabilities	2,075	1,312
Shareholders’ equity	44,385	74,215
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(63,181)	(33,778)
Non-controlling interests	465	892
Total liabilities and shareholders´ equity	171,155	229,740
27

Table 21 - Statement of Cash Flows – Consolidated

US$ million	3Q20	2Q20	3Q19	9M20	9M19
Cash flows from Operating activities
Net income for the period	(257)	(436)	2,228	(10,669)	8,288
Adjustments for:
Net income from discontinued operations	−	−	(2,356)	−	(2,560)
Pension and medical benefits (actuarial expense)	358	373	517	1,175	1,587
Results of equity-accounted investments	168	211	(112)	677	(363)
Depreciation, depletion and amortization	2,873	2,793	3,776	9,209	11,205
Impairment of assets (reversal)	(13)	−	607	13,358	627
Allowance (reversals) for credit loss on trade and others receivables	(8)	35	31	124	69
Exploratory expenditure write-offs	185	12	1	223	65
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(177)	(9)	162	(92)	(5,392)
Foreign exchange, indexation and finance charges	4,253	4,236	2,604	12,458	6,864
Deferred income taxes, net	(572)	(144)	1,183	(4,186)	2,867
Revision and unwinding of discount on the provision for decommissioning costs	164	161	201	518	612
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(5)	(3,257)	−	(3,262)	−
Inventory write-down (write-back) to net realizable value	3	30	16	375	6
Decrease (Increase) in assets
Trade and other receivables, net	435	(1,477)	1,720	(69)	2,775
Inventories	(364)	660	751	742	134
Judicial deposits	(186)	(279)	(571)	(914)	(1,656)
Escrow account - Class action agreement	−	−	2,801	−	1,819
Other assets	872	(120)	47	451	(871)
Increase (Decrease) in liabilities
Trade payables	463	538	58	171	(785)
Other taxes payable	1,527	1,027	(769)	1,978	250
Pension and medical benefits	(162)	(325)	(910)	(821)	(1,405)
Provisions for legal proceedings	(5)	(111)	(2,487)	(274)	(3,677)
Short-term benefits	(50)	1,201	223	1,060	350
Provision for decommissioning costs	(141)	(45)	(75)	(313)	(331)
Other liabilities	(743)	419	222	200	(321)
Income taxes paid	(34)	(36)	(1,665)	(301)	(2,274)
Net cash provided by operating activities from continuing operations	8,584	5,457	8,203	21,818	17,883
Operating discontinued activities	−	−	67	−	323
Net cash provided by operating activities	8,584	5,457	8,270	21,818	18,206
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(1,115)	(1,502)	(1,778)	(4,486)	(5,400)
Investments in investees	(1)	(943)	(12)	(941)	(22)
Proceeds from disposal of assets - Divestment	604	153	(1)	1,038	9,110
Divestment (Investment) in marketable securities	(150)	85	(735)	(5)	(260)
Dividends received	97	60	20	201	836
Net cash provided (used) by investing activities from continuing operations	(565)	(2,147)	(2,506)	(4,193)	4,264
Investing discontinued activities	−	−	1,863	−	1,812
Net cash provided (used) by investing activities	(565)	(2,147)	(643)	(4,193)	6,076
Cash flows from Financing activities
Investments by non-controlling interest	(39)	(6)	51	(64)	(42)
Financing and loans, net:
Proceeds from financing	101	5,623	4	15,897	4,729
Repayment of finance debt - principal	(12,376)	(2,879)	(9,129)	(19,598)	(21,086)
28

Repayment of finance debt - interest	(961)	(569)	(1,419)	(2,658)	(3,768)
Repayment of lease liability	(1,400)	(1,448)	(1,384)	(4,371)	(3,622)
Dividends paid to Shareholders of Petrobras	−	−	(298)	(1,020)	(1,304)
Dividends paid to non-controlling interests	(8)	(22)	(3)	(38)	(89)
Net cash provided (used) in financing activities from continuing operations	(14,683)	699	(12,178)	(11,852)	(25,182)
Financing discontinued activities	−	−	(13)	−	(508)
Net cash provided (used) in financing activities	(14,683)	699	(12,191)	(11,852)	(25,690)
Effect of exchange rate changes on cash and cash equivalents	(102)	(7)	537	(446)	688
Net increase (decrease) in cash and cash equivalents	(6,766)	4,002	(4,027)	5,327	(720)
Cash and cash equivalents at the beginning of the period	19,470	15,468	17,206	7,377	13,899
Cash and cash equivalents at the end of the period	12,704	19,470	13,179	12,704	13,179

29

FINANCIAL INFORMATION BY BUSINESS AREAS

Table 22 - Consolidated Income by Segment – 9M20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	25,400	35,696	5,469	627	(27,420)	39,772
Intersegments	24,752	623	1,881	164	(27,420)	−
Third parties	648	35,073	3,588	463	−	39,772
Cost of sales	(14,069)	(33,169)	(2,716)	(601)	27,744	(22,811)
Gross profit	11,331	2,527	2,753	26	324	16,961
Expenses	(13,991)	(3,074)	(1,840)	(934)	(19)	(19,858)
Selling expenses	−	(2,016)	(1,706)	(16)	(18)	(3,756)
General and administrative expenses	(131)	(159)	(67)	(654)	−	(1,011)
Exploration costs	(437)	−	−	−	−	(437)
Research and development expenses	(166)	(8)	(4)	(77)	−	(255)
Other taxes	(460)	(87)	(19)	(195)	−	(761)
Impairment of assets	(13,180)	(43)	32	(167)	−	(13,358)
Other income and expenses	383	(761)	(76)	175	(1)	(280)
Operating income (loss)	(2,660)	(547)	913	(908)	305	(2,897)
Net finance income (expense)	−	−	−	(10,994)	−	(10,994)
Results in equity-accounted investments	(157)	(549)	82	(53)	−	(677)
Income (loss) before income taxes	(2,817)	(1,096)	995	(11,955)	305	(14,568)
Income taxes	904	186	(310)	3,222	(103)	3,899
Net income (loss) from continuing operations	(1,913)	(910)	685	(8,733)	202	(10,669)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net Income (Loss)	(1,913)	(910)	685	(8,733)	202	(10,669)
Net income (loss) attributable to:
Shareholders of Petrobras	(1,910)	(865)	627	(8,422)	202	(10,368)
Net income (loss) from continuing operations	(1,910)	(865)	627	(8,422)	202	(10,368)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(3)	(45)	58	(311)	−	(301)
Net income (loss) from continuing operations	(3)	(45)	58	(311)	−	(301)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	(1,913)	(910)	685	(8,733)	202	(10,669)

30

Table 23 - Consolidated Income by Segment – 9M19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	36,594	49,932	8,744	923	(39,472)	56,721
Intersegments	35,853	9,063	2,639	158	(39,472)	8,241
Third parties	741	40,869	6,105	765	−	48,480
Cost of sales	(20,427)	(45,918)	(5,938)	(886)	38,301	(34,868)
Gross profit	16,167	4,014	2,806	37	(1,171)	21,853
Expenses	(2,400)	(2,772)	3,779	(3,470)	(22)	(4,885)
Selling expenses	−	(1,486)	(1,563)	(24)	(17)	(3,090)
General and administrative expenses	(238)	(262)	(106)	(1,025)	1	(1,630)
Exploration costs	(344)	−	−	−	−	(344)
Research and development expenses	(298)	(9)	(10)	(113)	−	(430)
Other taxes	(48)	(71)	(33)	(148)	−	(300)
Impairment of assets	(307)	(316)	(4)	−	−	(627)
Other income and expenses	(1,165)	(628)	5,495	(2,160)	(6)	1,536
Operating income (loss)	13,767	1,242	6,585	(3,433)	(1,193)	16,968
Net finance income (expense)	−	−	−	(7,162)	−	(7,162)
Results in equity-accounted investments	94	72	86	111	−	363
Income (loss) before income taxes	13,861	1,314	6,671	(10,484)	(1,193)	10,169
Income taxes	(4,680)	(422)	(2,238)	2,494	405	(4,441)
Net income (loss) from continuing operations	9,181	892	4,433	(7,990)	(788)	5,728
Net income (loss) from discontinued operations	−	−	3	2,557	−	2,560
Net Income (Loss)	9,181	892	4,436	(5,433)	(788)	8,288
Net income (loss) attributable to:
Shareholders of Petrobras	9,184	913	4,336	(5,475)	(788)	8,170
Net income (loss) from continuing operations	9,184	913	4,335	(7,965)	(788)	5,679
Net income (loss) from discontinued operations	−	−	1	2,490	−	2,491
Non-controlling interests	(3)	(21)	100	42	−	118
Net income (loss) from continuing operations	(3)	(21)	97	(24)	−	49
Net income (loss) from discontinued operations	−	−	3	66	−	69
	9,181	892	4,436	(5,433)	(788)	8,288

31

Table 24 - Quarterly Consolidated Income by Segment – 3Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	9,358	11,955	1,582	226	(9,973)	13,148
Intersegments	9,141	171	593	68	(9,973)	−
Third parties	217	11,784	989	158	−	13,148
Cost of sales	(4,657)	(10,343)	(761)	(203)	9,096	(6,868)
Gross profit	4,701	1,612	821	23	(877)	6,280
Expenses	(612)	(856)	(513)	(765)	(5)	(2,751)
Selling expenses	−	(671)	(493)	(6)	(5)	(1,175)
General and administrative expenses	(28)	(48)	(21)	(212)	−	(309)
Exploration costs	(268)	−	−	−	−	(268)
Research and development expenses	(63)	(2)	(1)	(26)	−	(92)
Other taxes	(370)	2	(7)	(23)	−	(398)
Impairment of assets	(13)	−	32	(6)	−	13
Other income and expenses	130	(137)	(23)	(492)	−	(522)
Operating income (loss)	4,089	756	308	(742)	(882)	3,529
Net finance income (expense)	−	−	−	(4,186)	−	(4,186)
Results in equity-accounted investments	7	(105)	59	(129)	−	(168)
Income (loss) before income taxes	4,096	651	367	(5,057)	(882)	(825)
Income taxes	(1,390)	(257)	(104)	2,019	300	568
Net income (loss) from continuing operations	2,706	394	263	(3,038)	(582)	(257)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net Income (Loss)	2,706	394	263	(3,038)	(582)	(257)
Net income (loss) attributable to:
Shareholders of Petrobras	2,707	403	244	(3,008)	(582)	(236)
Net income (loss) from continuing operations	2,707	403	244	(3,008)	(582)	(236)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(1)	(9)	19	(30)	−	(21)
Net income (loss) from continuing operations	(1)	(9)	19	(30)	−	(21)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	2,706	394	263	(3,038)	(582)	(257)

32

Table 25 - Quarterly Consolidated Income by Segment – 2Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	5,165	8,261	1,517	203	(5,665)	9,481
Intersegments	4,944	150	535	36	(5,665)	−
Third parties	221	8,111	982	167	−	9,481
Cost of sales	(3,505)	(7,429)	(610)	(205)	5,685	(6,064)
Gross profit	1,660	832	907	(2)	20	3,417
Expenses	149	(1,304)	(654)	399	(6)	(1,416)
Selling expenses	−	(695)	(539)	(6)	(6)	(1,246)
General and administrative expenses	(56)	(50)	(19)	(166)	−	(291)
Exploration costs	(65)	−	−	−	−	(65)
Research and development expenses	(41)	(3)	−	(24)	−	(68)
Other taxes	(74)	(47)	(3)	(121)	−	(245)
Impairment of assets	−	−	−	−	−	−
Other income and expenses	385	(509)	(93)	716	−	499
Operating income (loss)	1,809	(472)	253	397	14	2,001
Net finance income (expense)	−	−	−	(2,257)	−	(2,257)
Results in equity-accounted investments	(9)	(259)	25	32	−	(211)
Income (loss) before income taxes	1,800	(731)	278	(1,828)	14	(467)
Income taxes	(615)	160	(86)	577	(5)	31
Net income (loss) from continuing operations	1,185	(571)	192	(1,251)	9	(436)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net Income (Loss)	1,185	(571)	192	(1,251)	9	(436)
Net income (loss) attributable to:
Shareholders of Petrobras	1,187	(566)	169	(1,216)	9	(417)
Net income (loss) from continuing operations	1,187	(566)	169	(1,216)	9	(417)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(2)	(5)	23	(35)	−	(19)
Net income (loss) from continuing operations	(2)	(5)	23	(35)	−	(19)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	1,185	(571)	192	(1,251)	9	(436)

33

Table 26 - Other Income and Expenses by Segment – 9M20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(937)	(94)	(71)	(5)	−	(1,107)
Voluntary Separation Plan - PDV	(362)	(305)	(26)	(329)	−	(1,022)
Pension and medical benefits - retirees	−	−	−	(699)	−	(699)
Gains / (losses) related to legal, administrative and arbitration proceedings	(211)	(265)	66	20	−	(390)
Gains/(losses) with Commodities Derivatives	−	−	−	(301)	−	(301)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(43)	−	−	(43)
Variable compensation program	13	(4)	1	5	−	15
Fines imposed on suppliers	75	4	1	4	−	84
Amounts recovered from Lava Jato investigation	8	−	−	93	−	101
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	238	(50)	11	(66)	−	133
Early termination and changes on payments of lease agreements	161	−	6	6	−	173
Expenses/Reimbursements from E&P partnership operations	429	−	−	−	−	429
Equalization of expenses - Production Individualization Agreements	709	−	−	−	−	709
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	1,478	−	1,478
Others	260	(47)	(21)	(31)	(1)	160
	383	(761)	(76)	175	(1)	(280)

Table 27 - Other Income and Expenses by Segment – 9M19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(888)	(13)	(96)	(2)	−	(999)
Voluntary Separation Plan - PDV	(59)	(55)	(3)	(36)	−	(153)
Pension and medical benefits - retirees	−	−	−	(1,042)	−	(1,042)
Gains / (losses) related to legal, administrative and arbitration proceedings	(55)	(433)	86	(1,086)	−	(1,488)
Gains/(losses) with Commodities Derivatives	−	−	−	(314)	−	(314)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(34)	−	(34)
Variable compensation program	(206)	(100)	(18)	(169)	−	(493)
Fines imposed on suppliers	85	22	114	4	−	225
Amounts recovered from Lava Jato investigation	7	−	−	184	−	191
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(165)	13	5,430	147	−	5,425
Early termination and changes on payments of lease agreements	−	−	(2)	−	−	(2)
Expenses/Reimbursements from E&P partnership operations	230	−	−	−	−	230
Equalization of expenses - Production Individualization Agreements	25	−	−	−	−	25
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Others	(139)	(62)	(16)	188	(6)	(35)
	(1,165)	(628)	5,495	(2,160)	(6)	1,536

34

Table 28 - Other Income and Expenses by Segment – 3Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(278)	−	(10)	(4)	−	(292)
Gains / (losses) related to legal, administrative and arbitration proceedings	(107)	(71)	(1)	(46)	−	(225)
Pension and medical benefits - retirees	−	−	−	(211)	−	(211)
Equalization of expenses - Production Individualization Agreements	(136)	−	−	−	−	(136)
Voluntary Separation Plan - PDV	14	(22)	3	(73)	−	(78)
Gains/(losses) with Commodities Derivatives	−	−	−	(48)	−	(48)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(43)	−	−	(43)
Variable compensation program	−	(9)	−	(5)	−	(14)
Amounts recovered from Lava Jato investigation	−	−	−	16	−	16
Fines imposed on suppliers	18	1	−	2	−	21
Early termination and changes on payments of lease agreements	65	(2)	(4)	(33)	−	26
Expenses/Reimbursements from E&P partnership operations	170	−	−	−	−	170
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	289	(26)	21	(66)	−	218
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Others	95	(8)	11	(24)	−	74
	130	(137)	(23)	(492)	−	(522)

Table 29 - Other Income and Expenses by Segment – 2Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(352)	(91)	(19)	−	−	(462)
Gains / (losses) related to legal, administrative and arbitration proceedings	29	(139)	(14)	9	−	(115)
Pension and medical benefits - retirees	−	−	−	(189)	−	(189)
Equalization of expenses - Production Individualization Agreements	822	−	−	−	−	822
Voluntary Separation Incentive Plan - PDV	(356)	(269)	(29)	(249)	−	(903)
Gains/(losses) with Commodities Derivatives	−	−	−	(476)	−	(476)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Variable compensation program	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	8	−	−	56	−	64
Fines imposed on suppliers	10	2	−	2	−	14
Early termination and changes on payments of lease agreements	20	2	(3)	34	−	53
Expenses/Reimbursements from E&P partnership operations	117	−	−	−	−	117
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	19	(4)	(2)	(4)	−	9
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	1,478	−	1,478
Others	68	(10)	(26)	55	−	87
	385	(509)	(93)	716	−	499

35

Table 30 - Consolidated Assets by Segment – 09.30.2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	100,351	30,341	8,876	35,280	(3,693)	171,155

Current assets	3,336	8,355	1,380	17,490	(3,676)	26,885
Non-current assets	97,015	21,986	7,496	17,790	(17)	144,270
Long-term receivables	4,655	2,558	977	14,538	1	22,729
Investments	413	176	565	1,881	−	3,035
Property, plant and equipment	78,528	19,161	5,841	1,236	(18)	104,748
Operating assets	68,570	16,764	3,774	1,101	(18)	90,191
Assets under construction	9,958	2,396	2,067	136	−	14,557
Intangible assets	13,419	91	113	135	−	13,758

Table 31 - Consolidated Assets by Segment – 12.31.2019

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	154,280	43,521	12,713	24,090	(4,864)	229,740

Current assets	5,734	12,273	1,932	12,700	(4,827)	27,812
Non-current assets	148,546	31,248	10,781	11,390	(37)	201,928
Long-term receivables	6,456	3,299	1,369	6,567	−	17,691
Investments	592	1,109	1,067	2,731	−	5,499
Property, plant and equipment	122,496	26,710	8,181	1,915	(37)	159,265
Operating assets	106,331	23,630	5,605	1,784	(37)	137,313
Assets under construction	16,165	3,080	2,576	131	−	21,952
Intangible assets	19,002	130	164	177	−	19,473

36

Table 32 - Reconciliation of Adjusted EBITDA by Segment – 9M20[3]

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	(1,913)	(910)	685	(8,733)	202	(10,669)
Net finance income (expense)	−	−	−	10,994	−	10,994
Income taxes	(904)	(186)	310	(3,222)	103	(3,899)
Depreciation, depletion and amortization	7,122	1,565	367	155	−	9,209
EBITDA	4,305	469	1,362	(806)	305	5,635
Results in equity-accounted investments	157	549	(82)	53	−	677
Impairment	13,180	43	(32)	167	−	13,358
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	43	−	−	43
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	(238)	50	(11)	66	−	(133)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	−
Adjusted EBITDA* from continuing operations	17,404	1,111	1,280	(520)	305	19,580
Adjusted EBITDA* from discontinued operations	−	−	−	−	−	−
Adjusted EBITDA*	17,404	1,111	1,280	(520)	305	19,580

Table 33 - Reconciliation of Adjusted EBITDA by Segment – 9M19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	9,181	892	4,433	(7,990)	(788)	5,728
Net finance income (expense)	−	−	−	7,162	−	7,162
Income taxes	4,680	422	2,238	(2,494)	(405)	4,441
Depreciation, depletion and amortization	8,657	1,867	502	179	−	11,205
EBITDA	22,518	3,181	7,173	(3,143)	(1,193)	28,536
Results in equity-accounted investments	(94)	(72)	(86)	(111)	−	(363)
Impairment	307	316	4	−	−	627
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	34	−	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	165	(13)	(5,430)	(148)	−	(5,426)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	120	−	120
Adjusted EBITDA* from continuing operations	22,896	3,412	1,661	(3,248)	(1,193)	23,528
Adjusted EBITDA* from discontinued operations	−	−	14	287	−	301
Adjusted EBITDA*	22,896	3,412	1,675	(2,961)	(1,193)	23,829

* See definition of Adjusted EBITDA in glossary.

37

Table 34 - Reconciliation of Adjusted EBITDA by Segment – 3Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	2,706	394	263	(3,038)	(582)	(257)
Net finance income (expense)	−	−	−	4,186	−	4,186
Income taxes	1,390	257	104	(2,019)	(300)	(568)
Depreciation, depletion and amortization	2,200	509	115	49	−	2,873
EBITDA	6,296	1,160	482	(822)	(882)	6,234
Results in equity-accounted investments	(7)	105	(59)	129	−	168
Impairment	13	−	(32)	6	−	(13)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	43	−	−	43
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	(289)	26	(21)	66	−	(218)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	−
Adjusted EBITDA* from continuing operations	6,013	1,291	413	(621)	(882)	6,214
Adjusted EBITDA* from discontinued operations	−	−	−	−	−	−
Adjusted EBITDA*	6,013	1,291	413	(621)	(882)	6,214

Table 35 - Reconciliation of Adjusted EBITDA by Segment – 2Q20

*US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	1,185	(571)	192	(1,251)	9	(436)
Net finance income (expense)	−	−	−	2,257	−	2,257
Income taxes	615	(160)	86	(577)	5	(31)
Depreciation, depletion and amortization	2,134	495	114	50	−	2,793
EBITDA	3,934	(236)	392	479	14	4,583
Results in equity-accounted investments	9	259	(25)	(32)	−	211
Impairment	−	−	−	−	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	(19)	4	2	4	−	(9)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	−
Adjusted EBITDA* from continuing operations	3,924	27	369	451	14	4,785
Adjusted EBITDA* from discontinued operations	−	−	−	−	−	−
Adjusted EBITDA*	3,924	27	369	451	14	4,785

* See definition of Adjusted EBITDA in glossary.

38

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company. As a result of the divestments in 2019, the strategy of repositioning its portfolio foreseen in the Strategic Plan 2020-2024, approved on November 27, 2019, as well as the materiality of the remaining businesses, the company reassessed the presentation of the Distribution and Biofuels, which are now included in the Corporate and other businesses.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer